



EASTMAIN

NEWS RELEASE

Eastmain Acquires Option on the Reserve Creek Gold Project, Ontario

Trading Symbol: ER – The Toronto Stock Exchange July 9, 2003

Eastmain Resources Inc. (TSX : ER) is pleased to announce that it has acquired an option to earn 50% interest in the Reserve Creek Gold Project from Slam Exploration Ltd. (TSX-V:SXL). To earn its interest Eastmain must fund $1.1 million in work expenditures and issue 360,000 common shares over a three-year period. Eastmain's option shall include the issuance of 90,000 common shares of the Corporation on signing a formal agreement, subject to regulatory approval, and a firm commitment of $300,000 in work expenditures in the first year.

Multiple high-grade, gold-bearing zones referred to as Williamson A, B and C have been discovered at Reserve Creek. The property is situated within the Uchi Geological Subprovince, which hosts world-class Red Lake and Campbell gold mines and former producers Pickle Crow and Central Patricia. Goldcorp's Red Lake Mine has grown to 4.6-million-ounces of gold reserves and is one of the world's lowest cost producers.

Historic shallow drilling at Reserve Creek confirms excellent potential for the development of a significant gold deposit on this 1,856-hectare property. Drill results include: 0.34 ounces per ton gold across 22 feet and 0.32 ounces per ton gold over 19 feet in Zone A; 0.35 ounces per ton gold across 15 feet and 0.23 ounces per ton gold over 10 feet within Zone B; and 2.12 ounces per ton gold over 0.5 feet, 2.45 ounces per ton gold over 1.0 foot and 0.99 ounces per ton gold over 2.7 feet in Zone C. These gold-bearing zones occur within a sulphide-magnetite-rich volcanic rock, which can be readily traced by airborne geophysics.

Recently released regional airborne geophysical surveys, flown by the Ontario Department of Northern Development and Mines, indicate that the favourable gold-bearing trend extends for several miles on the Reserve Creek property. With a combined $500,000 budget, Eastmain and Slam are planning to jointly explore this auriferous trend and drill the known gold zones at depth. Exploration is expected to begin mid-July.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. The Company has an option to earn a 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.